Exhibit H

Overseas Investment Insurance (Investment Financing) Policy

Policyholder	Business Name: BNP Paribas Hong Kong Branch	Policy No. 231121087068
	Address: 62F Two International Finance Center, 8 Finance Street, Central, HK	December 21, 2021

This Policy is issued upon conclusion of the Overseas Investment Insurance (Investment Financing) Agreement in accordance with the provisions in the Overseas Investment Insurance (Investment Financing) Agreement and this Policy.

Director of Project Finance Department of Korea Trade Insurance Corporation (Seal)

Investment Parties	Investor		Investment Counterparty
	Corporate	SK ecoplant Co., Ltd.	Bloom Energy Corporation
	Address	Insadong 7-gil, Jongno-gu, Seoul	4353 NORTH FIRST STREET 95134 SAN JOSE CALIFORNIA UNITED STATES OF AMERICA
	CEO	Park Kyung Il	KR SRIDHAR
	Transaction	Acquisition of Stocks of Bloom Energy Corporation by SK ecoplant Co., Ltd.
Investment Terms	Investment Method	Acquisition of Shares in the US Bloom Energy	Host Country	USA
	Investment Amount	USD 255,000,000	Investment Period	Dec 2021 – Dec 2024
Insurance Agreement	Policyholder and Beneficiary
	Bank		Address
	BNP Paribas Hong Kong Branch		62F Two International Finance Center, 8 Finance Street, Central, HK
	Insured Financing Agreement	Lender	BNP Paribas Hong Kong Branch
		Borrower	SK ecoplant Co., Ltd.
		Signing Date of Financing Agreement	December 20, 2021
		Loan Amount	USD 95,000,000
	Risks Covered	Risks under Article 4 of the Overseas Investment Insurance (Investment Financing) Agreement
	Insurable Value	USD 97,034,331.27 (Expected)	Period	December 23, 2021 – December 23, 2024 (Expected)
	Percentage of Coverage	100%	Premium Rate	1.747%
	Insurance Money	USD 97,034,331.27 (Expected)	Premium	USD 1,697,650

Special Terms	1.	Insurance is subject to the underwriting conditions that the following conditions be satisfied:
(i) Financing agreements, overseas investment insurance (investment financing) agreements, etc. shall be concluded in a manner satisfactory to the Corporation.
(ii) Financing agreements, overseas investment insurance (investment financing) agreements, etc. must be concluded within six (6) months from the date of notification of approval by the Corporation and submitted to the Corporation within ten (10) business days from the date of signing.
(iii) The premium must be paid in full before the first withdrawal date.
	2.	Where the terms of the insurance agreement conflict with the terms of the financing agreement, the insurance agreement prevails.
	3.	In the event of causes under Article 24, the premiums will not be returned.
	4.	Premiums will not be settled after the withdrawal period ends.
	5.	If insurance liability does not commence within one (1) year after this approval, the effect of approval is lost.

Annex:	1. Overseas Investment Insurance (Investment Financing) Agreement
2. Drawdown and Repayment Schedule (Expected)

Overseas Investment Insurance (Investment Financing) Agreement

Enacted on: Amended on:	September 29, 2005 October 29, 2007 December 5, 2008 July 6, 2010 July 29, 2016 January 29, 2020

Chapter 1. General Provisions

Article 1 (Terms of Agreement) This Agreement prescribes the terms of overseas investment insurance agreements pursuant to which the Korea Trade Insurance Corporation (hereinafter referred to as the “Corporation”) indemnifies losses arising from overseas investment financing agreements (hereinafter referred to as the “Financing Agreement(s)”) stated in the insurance agreement.

Article 2 (Applicable Transactions) This Agreement is applied to the Financing Agreement entered into between a financial institution and a corporate or financial institution of the Republic of Korea in order to finance the following overseas investments:

1.	Overseas investments by the corporate or financial institution of the Republic of Korea purported to acquire, directly or through a foreign subsidiary, stocks or shares (hereinafter referred to as “Stocks”) of a foreign corporation.

2.	Overseas investments by the corporate or financial institution of the Republic of Korea purported to acquire, directly or through a foreign subsidiary, loan bonds or corporate bonds (hereinafter referred to as “Loans”) for more than two years to foreigners (including foreign corporations and governments).

3.	Overseas investments by the corporate or financial institution of the Republic of Korea purported to acquire, directly or through a foreign subsidiary, rights to real estate or equipment for overseas business use, mining rights, industrial property rights, other rights, or any rights similar to the aforestated rights (hereinafter referred to as “Rights to Real Estate, etc.”).

Article 3 (Definition)

(1)	The term “overseas investment counterparty” in this Agreement refers to the foreign corporation and government under Article 2.

(2)	The term “borrower” in this Agreement refers to the overseas investor, which the corporate or financial institution of the Republic of Korea that enters into the Financing Agreement under Article 2 with the policyholder and is liable for repayment of Loans.

Chapter 2. Losses Indemnified

Article 4 (Risks Covered) This Agreement covers the following risks:

(1)	Emergency risks

In case the following causes occur due to force majeure events not attributable to the parties to the overseas investment (the borrower and the overseas investment counterparty)

1.	(Expropriation risks) In case a foreign government, local government, or equivalent public institution (hereinafter referred to as the “Foreign Government”) deprives the overseas investment counterparty of the following items:

(i)	Claims to Stocks or dividends on Stocks

(ii)	Claims to the principal or interest of Loans

(iii)	Rights to Real Estate, etc.

2.	(Expropriation risks) In case the Foreign Government (by legislation or policy change) infringes upon matters particularly important to conduct business, such as the overseas investment counterparty’s Rights to Real Estate etc., thereby causing the following causes (hereinafter referred to as “Inability to Conduct Business”):

(i)	Inability to continue business

(ii)	Declaration of bankruptcy or equivalent

(iii)	Suspension of business by banks or equivalent (limited to excessive insolvency)

(iv)	Suspension of business for more than three (3) months

3.	(War risks) In case the overseas investment counterparty is unable to conduct business or use Rights to Real Estate, etc. for business due to war, revolt, insurgent, riot, upheaval, or terrorism.

4.	(Risks of Non-compliance with this Agreement) In case any of the following items occur:

(i)	Where the overseas investment counterparty or the borrower entered into an agreement (limited to the agreement approved separately by the Corporation at the request of the borrower), which stipulates rights and obligations related to business conducted by the overseas investment counterparty or other overseas investments, with the Foreign Government, and is unable to conduct business due to acts not in compliance with or contrary thereto.

(ii)	Where the overseas investment counterparty is the Foreign Government, the Foreign Government’s default on repayment

5.	(Force majeure risks) In case the overseas investment counterparty is unable to conduct business or use Rights to Real Estate, etc. due to any of the following items:

(i)	Force majeure events, such as typhoons, floods, earthquakes, volcano eruptions, tidal waves, strikes, nuclear accidents, etc.

(ii)	Economic sanctions imposed by international organizations, such as the UN, or countries other than the overseas investment counterparty nation.

6.	(Money transfer risks) In case, after depositing the proceeds (hereinafter referred to as the “Deposit”) from selling Stocks, Loans, or Rights to Real Estate, etc. or from repayment of the principal on Loans, interest on Loans, or dividends on Stocks, it becomes impossible to remit the Deposit to the Republic of Korea for more than two (2) months due to any of the following causes:

(i)	Restriction or prohibition of foreign exchange conducted overseas

(ii)	Inability to conduct foreign exchange due to war, revolt, insurgent, or equivalent overseas

(iii)	Management of the Deposit by the Foreign Government

(iv)	Revocation of approval to transfer the Deposit or refusal to approve in case the Foreign Government has previously agreed to grant approval

(v)	Seizure of the Deposit by the Foreign Government after any of the Items (i) through (iv) occur.

(2)	Credit risks

In case any of the following causes occur:

1.	Insolvency of the overseas investment counterparty

2.	Insolvency or default on repayment of the borrower

Article 5 (Losses Indemnified) The Corporation shall indemnify the losses suffered by the policyholder as prescribed by this Agreement, in case the policyholder has provided loans pursuant to the Financing Agreement but is unable to recover (hereinafter referred to as the “Inability to recover the Principal and Interest”) the principal and interest accrued until the repayment date (hereinafter referred to as the “Principal and Interest”) due to the occurrence of risks under Article 4(1) through (2).

Article 6 (Amount of Losses) The amount of losses due to the Inability to recover the Principal and Interest under Article 4 shall be calculated as the sum of the following:

1.	Of the insurable value stipulated in Article 20, the amount obtained by subtracting the amount appropriated for the outstanding Principal and Interest under Article 28(1) subparagraph (i) from the Principal and Interest that the policyholder cannot recover by the repayment date

2.	The amount obtained by subtracting the amount of interest appropriated under Article 28(1) subparagraph (i) from the amount of interest on the outstanding Principal and Interest accrued until the date of insurance payment

3.	Notwithstanding paragraph (2), the following interest is not included in the calculation of losses:

(i)	In case the policyholder did not notify the occurrence of the accident within the period set in Article 12(1), the interest accrued from the day following the end of the period to the date of notification.

(ii)	In case the policyholder failed to claim for insurance money within the period set in Article 25(1), the interest accrued from the day following the end of the period to the date of claim.

Article 7 (Insurance Money) The insurance money to be paid by the Corporation shall be the amount obtained by multiplying the loss calculated in accordance with Article 6 by the ratio of the insurance money to the insurable value stipulated in Article 20.

Chapter 3. Losses Not Indemnified

Article 8 (Refusal to Pay Insurance Money, etc.)

(1)	The Corporation may not pay all or part of the insurance money stipulated in Article 7, request the policyholder to return all or part of the insurance money already paid, or cancel the insurance agreement in any of the following cases:

1.	When losses are incurred due to a risk that occurred before the commencement date of insurance liability under Article 19

2.	When losses are incurred or expanded due to any of the following causes by the policyholder, the assignee of the claim to insurance money, or their agent or employee

(i)	Non-exercise or neglect of rights and authority (including pre-conditions for withdrawal) under the Financing Agreement (referring to a loan agreement, a security agreement, and all ancillary agreements related thereto)

(ii)	Change of the main terms of the Financing Agreement or risk guarantees (the “risk guarantees” refer to those that guarantee the repayment of Loans, such as personal security (such as a third-party payment guarantee), lien and offshore accounts, and long-term purchase agreements) without prior written approval of the Corporation.

(iii)	Intentionally or negligently making the Financing Agreement or the risk guarantees violate the law of the country concerned or lose its legal effect

3.	When losses are incurred or expanded because the policyholder fails to disclose the facts to be disclosed as stipulated in Articles 9 and 11 or provides false information

4.	When the conditions specified by the policyholder in the subscription form or presented, through the insurance policy or in writing, by the Corporation as underwriting conditions are not met

5.	When losses are incurred due to provisions (penalty provisions, non-payment provisions, etc.) that limit the policyholder’s rights stipulated in the Financing Agreement

6.	When losses are incurred or expanded because the policyholder violates Articles 10 and 15 or fails to comply with the Corporation’s request under Article 17

7.	When the policyholder cancels or waives all or part of the lien and personal security related to the collateral loan without the consent of the Corporation after the insurance accident under Article 12(1) has occurred (before the insurance accident occurs, limited to when the policyholder cancels the collateral requested by the Corporation to be preserved).

8.	When losses are incurred because the policyholder violates the obligation not to execute loans under Article 13.

(2)	The right of cancellation in paragraph (1) shall be extinguished if the Corporation does not exercise the right within three (3) months from the date when the Corporation discovered the cause of cancellation.

Chapter 4. Obligations of Policyholder

Article 9 (Obligation to Notify Before Entering into Insurance Agreement) The policyholder shall notify the Corporation of the matters requested by the Corporation in writing and other important facts that may cause loss before entering into the insurance agreement.

Article 10 (Obligation to Prevent and Mitigate Losses)

(1)	The policyholder shall take reasonable measures to prevent or mitigate losses and notify the Corporation of the result. In such case, the policyholder may consult with the Corporation before taking such measures.

(2)	In case the policyholder can recover all or part of the loss from another person, the policyholder shall not be negligent in carrying out procedures necessary to exercise or preserve the claim to indemnification.

Article 11 (Obligation to Notify Occurrence of Risk) Even before the notification of the occurrence of an insurance accident under Article 12, when the policyholder is aware of the occurrence of the risk under Article 4 or became aware of causes that may impair the repayment ability of the overseas investment counterparty or the person who has provided the risk guarantee, and grounds for default in the Financing Agreement, the policyholder shall notify the Corporation in writing within one (1) month from the discovery date.

Article 12 (Insurance Accidents and Notification Period)

(1)	The policyholder shall notify the Corporation, in writing and within the notification period, of insurance accidents that occurred due to the following causes: Provided, That in the event of the second cause, the policyholder shall notify first via fax, etc. and then in writing without delay.

Insurance Accidents and Notification Period

No.	Insurance Accidents	Notification Period
1	The Principal and Interest are not repaid by the repayment date.	Within two (2) months from the date of occurrence
2	The borrower has a reason to be subject to an order by the clearing house that suspends transactions.	Within the business day following the date of occurrence
3	The borrower is subject to the acceleration clause under the Financing Agreement.	Within ten (10) business days from the date of occurrence
4	The borrower has a reason to register information subject to credit management (credit transaction information (such as late payment), information on undermining the financial order, public record information. Provided, That information on related persons is excluded) under “credit information management rules” of the Korea Federation of Banks at a bank’s branch that processes loans.	Within one (1) month from the date of occurrence
5	When an application for bankruptcy, commencement of composition, commencement of company reorganization procedures is filed or commenced	Within ten (10) business days from the discovery date
6	When commencement of procedures for bankruptcy of the overseas investment counterparty is decided	Within ten (10) business days from the discovery date
7	When any causes under Article 4(1) occur	Within ten (10) business days from the discovery date

(2)	Where the insurance accident notified to the Corporation under paragraph (1) is resolved, the policyholder shall notify the Corporation in writing within ten (10) business days.

(3)	Notwithstanding paragraph (1), in case the Principal and Interest are not repaid continuously for each settlement period due to default on repayment obligations under Article 4(2) subparagraph 1, the policyholder may notify the occurrence of insurance accidents within one (1) month from each repayment date, after the initial premium is paid pursuant to Article 26. Provided, That this shall not apply when losses are incurred due to default on the repayment obligation under Article 4(2) subparagraph 2 after the outstanding Principal and Interest are fully repaid.

Article 13 (Prohibition of Execution of Loans) The policyholder shall not make a loan in any of the following cases without the written consent of the Corporation, even after the insurance policy is issued:

1.	In case any of the insurance accidents under Article 12(1) have occurred

2.	In case the interest (the loan interest rate under the Financing Agreement is applied) accrued during the withdrawal period on the amount notified of withdrawal is not repaid

Article 14 (Obligation to Preserve Rights)

(1)	The policyholder shall make efforts to preserve the rights with respect to the claims related to the loan for which the insurance relations have been established with the same care as the claims for which the insurance relationship has not bee established.

(2)	The policyholder shall preserve and exercise the claims with which the insurance relations have been established by requesting dividends and reporting claims in the process of auction of collateral against the borrower and the liquidation, settlement, bankruptcy of the borrower’s company.

Article 15 (Obligation to Recover Claims)

(1)	Even after receiving insurance money, the policyholder shall take necessary measures to recover the Principal and Interest, damages, penalties, and other similar money pursuant to the Financing Agreement, and notify the Corporation of the result. In such case, the policyholder may consult with the Corporation before taking such measures.

(2)	Notwithstanding paragraph (1), the policyholder may be released from the obligation to recover claims, if the counterparty to the exercise of the right is bankrupt or if the Corporation recognizes that it is difficult to exercise the right due to other unavoidable causes.

Article 16 (Obligation to Notify Other Insurance Agreements)

(1)	If the policyholder entered into other insurance agreements with the Corporation or a person other than the Corporation to secure the same type of risk as the risk covered by this Policy, or other risk guarantees, such as establishing a security right, the policyholder must notify the Corporation in writing within one (1) month from the date of subscribing to this insurance agreement or the date when the other insurance agreement was concluded or the security right was established.
(2)	In case the policyholder is paid insurance money pursuant to other insurance agreements under paragraph (1), the Corporation shall not be liable for payment of insurance money within the limit of the insurance money.

Article 17 (Obligation to Comply with Requests)

(1)	The Corporation may, if necessary, request necessary materials with respect to rights and obligations related to the Financing Agreement, from the policyholder in order to prevent and mitigate losses or to recover claims. The policyholder shall comply with such requests made by the Corporation, unless there are justifiable reasons.

(2)	The policyholder shall comply with the request made by the Corporation for submission of necessary data for matters related to insurance relations, such as the Financing Agreement, or for inspection of relevant statements, documents, or other items.

Chapter 5. Insurance Relations

Article 18 (Appointment of Insurance Agent)

(1)	In case the policyholder appoints the proxy bank indicated in the insurance policy issued in accordance with the insurance agreement as the policyholder’s insurance agent to participate in the lending bank group for syndicated loan, it is deemed that the policyholder has conclusively granted the agency bank the authority to act on behalf of the policyholder in each of the following matters:

1.	Receipt of all claims, demands, notices, and any other intentions made by the Corporation to the policyholder

2.	Receipt of insurance money and any other money that the Corporation is obliged to pay to the policyholder under the insurance agreement

3.	Payment of premium

4.	Transmission of all claims, demands, notices, and any other expression made by the policyholder to the Corporation under the insurance agreement

5.	Other duties directly incidental to the above items

(2)	The act of the proxy bank under paragraph (1) shall be deemed as the act of the policyholder. Any declaration of intention, notifications, or payment of money by the Corporation to the proxy bank shall be deemed to have been received by the policyholder.

Article 19 (Commencement of Insurance Liabilities) The insurance liability of the Corporation begins on the later of the date when funds are withdrawn or the date of issuance of securities pursuant to the Financing Agreement, after each of the following conditions is satisfied:

1.	The Financing Agreement and risk guarantees take effect.

2.	Acquisition of licenses and permits required by the relevant laws as of the signing date of the Financing Agreement between the policyholder and the borrower

Article 20 (Insurable Value and Insurance Amount) The insurable value shall be the Principal and Interest specified in the Financing Agreement, and the insurance amount shall be the amount obtained by multiplying the insurable amount by the rate determined by the Corporation. Provided, That the insurable value shall be the amount to be repaid for each repayment period, in case it is agreed to receive payments in two or more installments.

Article 21 (Notice of Withdrawal of Funds) The policyholder shall notify the Corporation in writing within ten (10) business days from the date of withdrawal when the counterparty to the Financing Agreement withdraws funds pursuant to the Financing Agreement, unless otherwise stipulated by the Corporation.

Article 22 (Changes in Financing Agreement, etc.)

(1)	In case the policyholder intends to make significant changes, such as the parties to the Financing Agreement, the amount, repayment terms, or the terms and conditions of the risk guarantees, the policyholder shall obtain prior written approval from the Corporation, unless the change is not significant.

(2)	In case the policyholder makes any change to the Financing Agreement, the policyholder shall notify the Corporation in writing of the change within ten (10) business days from the date of the change.

(3)	In case the policyholder violates paragraphs (1) and (2), the Corporation may terminate the insurance agreement, and the effect of termination will begin from the date of the change.

Article 23 (Payment and Nonpayment of Premiums)

(1)	The policyholder shall pay the premium (including additional premiums following the approved change under Article 22) determined by the Corporation in full by the date designated by the Corporation.

(2)	In case the policyholder does not pay the premium set in paragraph (1) by the due date, the Corporation may terminate the Insurance Agreement. Provided, That this paragraph does not apply when the Corporation recognizes that the policyholder has a good reason for the nonpayment.

(3)	The proviso of paragraph (2) shall take effect when the policyholder pays the Corporate the premium and the default interest calculated by applying the (the rate of default interest) under the Financing Agreement to the number of days from the day following the payment due date under paragraph (1) to the payment date.

Article 24 (Return of Premium)

(1)	Where the Insurance Agreement is voided, invalidated, cancelled, or terminated due to a cause attributable to the policyholder, the Corporation will return the premium received.

(2)	Where the insurance period is shortened or the insurance amount is reduced as a result of the change of the Insurance Agreement under Article 22, the Corporation will return 75 out of 100 of the premium received for which the Corporation is no longer responsible.

(3)	Where the Insurance Agreement is voided, invalidated, cancelled, or terminated due to a cause attributable to the Corporation, the Corporation will return the full amount of the premium received for which the Corporation is no longer responsible.

(4)	Where the Insurance Agreement is voided, invalidated, cancelled, or terminated due to a cause not attributable to the policyholder and the Corporation, the Corporation will return 75 out of 100 of the premium received for which the Corporation is no longer responsible.

Chapter 6. Claim and Payment of Insurance Money

Article 25 (Claim of Insurance Money)

(1)	After notifying that an insurance accident has occurred under Article 12, the policyholder shall calculate the loss at his or her expense and submit the statement of claim, along with the loss statement, supporting documents, and other necessary documents, to the Corporation.

(2)	Notwithstanding paragraph (1), if the borrower’s repayment obligation to the policyholder is guaranteed by a third-party guarantee, the policyholder may claim insurance money after claiming the payment of guaranteed debt to the guarantor.

(3)	In case the policyholder has secured a lien, the policyholder shall initiate consultations with the Corporation regarding the processing of the lien when the policyholder claims the insurance money under paragraph (1).

(4)	If the policyholder has recovered certain amount before receiving insurance money after submitting the loss statement under paragraph (1), the policyholder shall submit the revised loss statement including the recovery amount and the recovery expenses, along with supporting documents, to the Corporation.

(5)	A person who has requested the payment of insurance money shall comply with the request made by the Corporation for submission of documents deemed necessary for determination of liability for indemnification or insurance money.

Article 26 (Payment of Insurance Money)

(1)	The Corporation shall pay insurance money within two (2) months from the date when the claim is made pursuant to Article 25 (in case the claim is made for reasons other than default on the repayment obligation in Article 4(2) subparagraph 2, the later of the date when the claim is made and the respective settlement date). Provided, That this does not apply when the cause of the accident is not clearly defined or when a special date is required to calculate the loss to be indemnified.

(2)	Even if the borrower is subject to the acceleration clause by the policyholder, the Corporation shall pay the insurance money pursuant to paragraph (1).

(3)	Notwithstanding paragraph (1), the Corporation may pay in advance insurance money for the Principal and Interest for which the settlement date has not arrived, if any further withdrawal is impossible due to the occurrence of the risks under Article 4 during the withdrawal period or the Financing Agreement is terminated due to such reason.

(4)	In case a dispute arises between the policyholder and the borrower and the necessary procedures to resolve the dispute are pending for a long time, the payment of insurance money may be deferred until the dispute is resolved.

(5)	In case the policyholder delays the submission of documents required to determine the liability for indemnification or the insurance amount, the Corporation may delay payment of insurance money for the delayed period.

Chapter 7. Recovery of Claims

Article 27 (Recovered Amount) The recovered amount refers to the amount in each of the following subparagraphs and includes the default interest, if the default interest was paid.

1.	The amount paid by the borrower, the overseas investment counterparty, or the person who has provided risk guarantees

2.	The proceeds acquired through the execution of security rights, such as a lien

3.	The proceeds from the disposal of assets of the borrower or the person who has provided risk guarantees.

4.	Other property interests that the policyholder acquired, such as the amount received pursuant to other insurance agreements, etc. under Article 16

Article 28 (Order of Appropriation for Repayment)

(1)	If certain amount is recovered (including default interest) before the Corporation pays insurance money, the recovered amount shall be appropriated in the following order:

1.	The interest on the outstanding Principal and Interest, calculated by applying the period from the day following the settlement date (or the preceding settlement date) to the recovery date and the loan interest rate under the Financing Agreement

2.	The outstanding Principal and Interest

(2)	If certain amount is recovered (including default interest) after the Corporation pays insurance money, the recovered amount shall be appropriated in the following order:

1.	The amount of interest set in Article 6 subparagraph 2.

2.	The outstanding Principal and Interest (the interest is paid in advance) when the settlement date has arrived and insurance money has been paid or rejected pursuant to Article 8

3.	The outstanding Principal and interest (the interest is paid in advance) when the settlement date has arrived

4.	The interest on the outstanding principal prior to the settlement date, accrued from the preceding settlement date to the recovery date

5.	The principal prior to the settlement date (the order of appropriation is in accordance with the Financing Agreement)

6.	Other amounts, such as bank commissions, that are not included in the losses guaranteed by the Corporation

(3)	In case the claims for which an insurance agreement is concluded between the policyholder and the borrower conflict with other claims, if the payment does not extinguish the entire claims, it is deemed that appropriation has been made in the order of arrival of the repayment date between the Corporation and the policyholder, even if the borrower or the policyholder designates appropriation.

Article 29 (Recovery Expenses)

(1)	The recovery expenses under Articles 25 and 30 are as follows:

1.	Litigation costs, attorney fees, or collection delegation fees incurred with respect to the policyholder’s execution of obligations under Articles 10, 15, and 17.

2.	Other expenses deemed necessary or beneficial by the Corporation

(2)	The recovery expenses under paragraph (1) shall be borne by the Corporation up to the recovered amount. However, if deemed necessary by the Corporation, the Corporation may borne the recovery expenses in excess of the limit.

(3)	The policyholder shall be responsible for expenses incurred in normal business activities, such as remittance fees or expenses incurred to maintain risk guarantees, and expenses incurred in disputes related to claims.

Article 30 (Processing of Recovered Amount by Policyholder)

(1)	If the policyholder has recovered any amount after receiving the insurance money, the policyholder shall submit to the Corporation within one (1) month from the recovery date the statement of the amount recovered, including the details of the amount recovered and the recovery expenses, along with relevant supporting documents.

(2)	The policyholder shall pay the amount obtained by multiplying the amount under Article 28(2) subparagraphs 1 and 2 by the formula below (hereinafter referred to as the “Rate of Indemnification”) within fifteen (15) days from the date of submission of the statement under paragraph (1). Provided, That the amount of insurance money paid is the limit.

Rate of Indemnification = Insurance Money Paid / Loss under Article 6

(3)	In case there is a remaining amount after the payment has been made in accordance with Article 28(2) of the recovered amount, the policyholder shall pay the amount obtained by multiplying the remaining amount by the rate of indemnification, to the Corporation within fifteen (15) days from the date of submission of the statement under paragraph (1).

(4)	In case the policyholder fails to pay the amount to be paid pursuant to paragraphs (2) and (3) by the date set by the Corporation, the policyholder shall pay such amount and the arrears calculated by applying the default interest rate to the number of days from the day following the due date to the payment date.

(5)	In case the policyholder fails to pay the amount stipulated in paragraphs (2) through (4), the Corporation may offset the amount from the insurance amount to be paid pursuant to other insurance agreements with the policyholder.

Article 31 (Processing of Recovered Amount by insurance subrogation, etc.) If certain amount is recovered by subrogation under Article 32 or exercise of rights by the Corporation under Article 33, the Corporation shall pay the remaining amount calculated by subtracting the amount obtained by multiplying the amount by the indemnification rate from the amount under Article 28(2) subparagraphs 1 and 2.

Article 32 (Insurance Subrogation)

(1)	Where the Corporation has paid insurance money, the Corporation may acquire all or part of the claims related to the Principal and Interest from the policyholder.

(2)	Where the Corporation requests to exercise the subrogation right under paragraph (1), the policyholder shall transfer the policy under the insurance agreement and other related documents and provide all conveniences.

(3)	The Corporation may entrust the claims acquired in accordance with paragraph (1) to the policyholder.

Article 33 (Exercise of Rights by Corporation) In case the Corporation deems it necessary to exercise on its own a claim related to an insurance accident before paying the insurance money, the policyholder may entrust the exercise of the claim.

Chapter 8. Supplementary Provisions

Article 34 (Special Provisions) In case the Corporation intends to stipulate terms different from those in this Agreement, it may enter into an additional special agreement by agreement with the policyholder.

Article 35 (Transfer of Claim to Insurance Money) The policyholder must obtain prior written approval from the Corporation if the policyholder intends to transfer or provide as a security the right to claim insurance money under this Agreement.

Article 36 (Objection)

(1)	If the policyholder has any objection to the dispositions taken by the Corporation under this Agreement, the policyholder may file an objection to the Corporation within one (1) month from the date of discovery or within three (3) months from the date of the disposition.

(2)	If an objection is filed pursuant to paragraph (1), the Corporation shall examine the objection within one (1) month and notify the policyholder of the result.

Article 37 (Exchange Rates)

(1)	If the recovered amount and the recovery expenses under Articles 25, 27, 28, 29, 30, and 31 are in a currency other than the currency of the Financing Agreement, the following exchange rate is applied:

1.	Recovered Amount: The exchange rate of the business day following the recovery date (referring to the first publicly announced trading standard rate of the Foreign Exchange Bank determined by the Corporation)

2.	Recovery Expenses: The exchange rate of the business day following the date the amount was paid

(2)	If there is no exchange rate on the date stipulated in paragraph (1), the exchange rate of the immediately preceding business day when the exchange rate is announced shall be applied.

(3)	If the exchange rate is not announced, another currency shall be used as an intermediary for conversion.

(4)	If it is difficult to apply the exchange rate stipulated in paragraphs (1) through (3), the exchange rate designated by the Corporation shall be used.

Article 38 (Headings) The headings in this Agreement are for convenience of reference and do not have any effect on the provisions of the Policy.

Article 39 (Procedures) In addition to those stipulated in this Agreement, the Corporation may prescribe, and the policyholder must follow, any procedures regarding this Agreement.

Article 40 (Governing Law)

(1)	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea.

(2)	All disputes arising between the policyholder and the Corporation in connection with this Agreement shall be submitted to the Seoul Central District Court as the court of first instance, regardless of causes of action.